Exhibit 99.1

Namib Minerals Announces Date of Full Year 2025 Results and Business Update Call

NEW YORK, March 18, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), today announced that it will release its financial results for the year ended December 31, 2025, on Wednesday, April 2, 2026, prior to the market opening. The Company will host a conference call and simultaneous webcast the same day at 8:30 AM ET.

During the webcast Namib Minerals’ management will respond to a selection of shareholders’ frequently asked questions submitted in advance of the conference call webcast. Shareholders are invited to submit questions via the Contact Us form on the Company’s website www.namibminerals.com.

The earnings release, conference call webcast, and related materials will be available through the Investor Relations section of the Company’s website at www.namibminerals.com. A replay of the conference call will be available shortly after the broadcast.

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About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently, Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.